Exhibit 21.1

Subsidiaries of Interior Logic Group Holdings, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization

Advanced Flooring & Design Division of ISI, LLC	Pennsylvania

CDI Commercial Flooring, Inc.	California

Construction Solutions, LLC	Florida

Creative Design Interiors, Inc.	California

Crew2 Inc.	Minnesota

Criterion Supply, Inc.	Oregon

Heritage Interiors ISI, LLC	Arizona

ILG Holdings, LLC	Delaware

Installation Services Holdings, Inc.	Delaware

Installation Services Intermediate Holdings, Inc.	Delaware

Interior Logic Group, Inc.	Delaware

Interior Logic Holdings, LLC	Delaware

Interior Specialists, Inc.	California

ISI Design and Installation Solutions, Inc.	Maryland

Roomored, Inc.	Delaware

Tile-It Industries, Inc.	Florida